09058680

SECUR SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 MM/DD/YY AND ENDING 12/31/2008 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID-ATLANTIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 BARRETT DRIVE; STE 100
(No. and Street)

RALEIGH (City) NC (State) 27609 (Zip Code)

SEC Mail Processing Section

FEB 27 2009

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

Washington, DC
103

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATCHELOR, TILLERY & ROBERTS, LLP
(Name – *if individual, state last, first, middle name*)

3605 GLENWOOD AVE; STE 350, RALEIGH NC 27612
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES B. GLOVER JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MID-ATLANTIC SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public

TONY BRITT STEPHENSON
Notary Public, North Carolina
Wake County
My Commission Expires
June 01, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-ATLANTIC SECURITIES, INC.

Consolidated Financial Statements
and Internal Control Report

December 31, 2008 and 2007

(With Independent Auditors' Report Thereon)

MID-ATLANTIC SECURITIES, INC.

Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors
Mid-Atlantic Securities, Inc.:

We have audited the accompanying consolidated balance sheets of Mid-Atlantic Securities, Inc. and subsidiary (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplemental information contained on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 23, 2009

MID-ATLANTIC SECURITIES, INC.

Consolidated Balance Sheets

December 31, 2008 and 2007

		2008	2007
Assets			
Current assets:			
Cash and cash equivalents	$	840,369	948,223
Marketable securities available-for-sale		7,543	15,807
Receivable from clearing corporation		45,432	47,913
Other receivables		88,562	174,262
Prepaid expenses		2,737	4,167
Total current assets		984,643	1,190,372
Furniture and equipment, net		12,073	9,609
	$	996,716	1,199,981
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable to non-customers		4,000	6,340
Accrued commissions and other payables		563,051	725,720
Total current liabilities		567,051	732,060
Deferred tax liability		2,500	2,500
Total liabilities		569,551	734,560
Stockholders' equity:			
Class A common stock, $0.10 par value; 1,000 shares authorized; issued and outstanding, 650 shares		65	65
Class B common stock, $0.10 par value; authorized 1,000 shares; no shares issued		-	-
Additional paid-in capital		89,545	89,545
Accumulated other comprehensive loss		(12,557)	(4,293)
Retained earnings		350,112	380,104
Total stockholders' equity		427,165	465,421
	$	996,716	1,199,981

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2008 and 2007

	2008	2007
Commissions-trading and fees	$ 3,849,690	4,257,753
Expenses:		
Commissions	2,570,798	2,875,075
Salaries and benefits	731,623	780,709
Clearing charges	306,935	331,921
Professional fees	45,092	47,773
Rent	34,190	34,190
Payroll taxes	31,563	31,378
Office supplies	20,455	22,874
Taxes and licenses	11,083	12,823
Travel and entertainment	10,412	13,902
Telephone	8,341	8,204
Insurance	6,483	5,454
Email service	4,698	6,848
Depreciation	3,156	2,629
Subscriptions	2,972	2,367
Miscellaneous	9,698	8,237
	3,797,499	4,184,384
Income from operations	52,191	73,369
Other income:		
Interest income	9,398	25,198
Miscellaneous	419	35,000
	9,817	60,198
Income before provision for income taxes	62,008	133,567
Provision for income taxes	(12,000)	(38,000)
Net income	50,008	95,567
Other comprehensive income - net unrealized (loss) gain on marketable securities	(8,264)	5,306
Comprehensive income	$ 41,744	100,873

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2008 and 2007

	Common stock	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total stockholders' equity
Balance as of December 31, 2006	$ 65	89,545	(9,599)	284,537	364,548
Comprehensive income	-	-	5,306	95,567	100,873
Balance as of December 31, 2007	65	89,545	(4,293)	380,104	465,421
Dividends paid	-	-	-	(80,000)	(80,000)
Comprehensive income	-	-	(8,264)	50,008	41,744
Balance as of December 31, 2008	$ 65	89,545	(12,557)	350,112	427,165

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2008 and 2007

		2008	2007
Cash flows from operating activities:			
Net income	$	50,008	95,567
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation		3,156	2,629
Changes in operating assets and liabilities:			
Receivable from clearing corporation		2,481	(5,120)
Other receivables		85,700	(77,285)
Prepaid expenses		1,430	(855)
Accrued expenses and other payables		(165,009)	118,563
Net cash (used in) provided by operating activities		(22,234)	133,499
Cash flows used in investing activities - Purchases of furniture and equipment		(5,620)	(1,175)
Cash flows used in financing activities - Dividends paid		(80,000)	-
Net (decrease) increase in cash and cash equivalents		(107,854)	132,324
Cash and cash equivalents, beginning of year		948,223	815,899
Cash and cash equivalents, end of year	$	840,369	948,223
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$	52,637	22,738

See accompanying notes to consolidated financial statements.

(1) Organization

Mid-Atlantic Securities, Inc. (the "Company") was incorporated in North Carolina on October 6, 1986 and commenced operations in January 1987. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also a registered investment advisor. The Company's equity securities are cleared through two clearing broker-dealers. The clearing broker-dealers, on behalf of the Company and for a fee, conduct and confirm security trades, handle security movements and maintain the customer's security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, a portion of the Company's revenues is derived from the sale of insurance products.

The Company's wholly-owned subsidiary, MA Securities, Inc., earns revenues from selling insurance products of New York-based companies. As of December 31, 2008 and 2007, MA Securities, Inc. had no assets or stockholder's equity.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying financial statements include the accounts of Mid-Atlantic Securities, Inc. and its wholly-owned subsidiary, MA Securities, Inc., after elimination of all significant intercompany accounts and transactions.

Revenue Recognition

Commissions earned on trades of securities are recognized as income when the underlying transactions are completed. Other commissions and fees are recorded when earned.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

All marketable securities are classified as available-for-sale. As such, they are stated at market value and any unrealized holding gains and losses are reported as other comprehensive income (loss). Realized gains and losses are calculated by using the specific cost method.

(2) Summary of Significant Accounting Policies, Continued

Receivable from Clearing Corporation

The Company clears certain of its proprietary and customer transactions through broker-dealers on a fully disclosed basis. Commissions owed the Company from clearing brokers have been recorded as receivable from clearing corporation.

Other Receivables

The Company has accrued commissions (accounts receivable) related to various December transactions, which have been received in the subsequent year.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to ten years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of furniture and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Advertising

Advertising and related costs are expensed as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 created a single model to address accounting for uncertain income tax positions and established a minimum recognition threshold a tax position must meet before being recognized in the financial statements.

(2) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued

The evaluation of a tax position under FIN 48 is a two-step process. The first step is the recognition process to determine if it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authority, based on the technical merits of the position. The second step is a measurement process whereby a tax position that meets the more likely than not recognition threshold is calculated to determine the amount of benefit/expense to recognize in the financial statements. The tax position is measured at the largest amount of benefit/expense that is more likely than not of being realized upon ultimate settlement.

If there are changes in stockholders' equity as a result of the initial application of FIN 48, these will be accounted for as an adjustment to the opening balance of stockholders' equity. Additional disclosures about the amounts of such tax liabilities will be required also. In December 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has deferred adoption of FIN 48 until its 2009 financial statements. Management anticipates that the adoption of FIN 48 will not have a material impact on the Company's financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Marketable Securities

As of December 31, 2008 and 2007, the cost basis of marketable equity securities was $20,100. The cost of marketable equity securities exceeded the market value by $12,557 and $4,293 as of December 31, 2008 and 2007, respectively. The unrealized (loss) and gain of $(8,264) and $5,306 for 2008 and 2007, respectively, has been reported in other comprehensive income. A valuation allowance of 100% has been recorded against the tax benefit of unrealized losses.

(4) Furniture and Equipment

Furniture and equipment consist of the following:

	2008	2007
Computer equipment	$ 19,760	17,814
Furniture and other equipment	31,714	28,040
	51,474	45,854
Less accumulated depreciation	(39,401)	(36,245)
	$ 12,073	9,609

(5) Net Capital Requirements

The Company is subject to the requirements of Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008 and 2007, the Company's net capital was $368,020 and $413,179 respectively ($318,070 in excess of its required net capital of $50,000 in 2008 and $163,179 in excess of its required net capital of $250,000 in 2007). The Company's ratio of aggregate indebtedness to net capital was 1.54 to 1 and 1.77 to 1 as of December 31, 2008 and 2007, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. Under the exemption, the Company is not required to maintain a reserve account for the benefit of customers.

(6) Related Party Transactions

Other receivables include $3,170 as of December 31, 2008 and 2007 due from two officers.

See note 9 concerning the office space lease with a company related by common ownership.

(7) Commitments and Contingencies

The Company has a clearing agreement with its principal brokerage firm whereby it must produce a minimum of $300,000 per year of gross commissions or pay a monthly fee of $5,000 less monthly clearing charges retained by the brokerage firm. The minimum level of commissions was met in both 2008 and 2007.

The Company is required by the clearing firms to maintain clearing deposits under the current clearing contracts totaling $25,000 and $55,955, respectively, as of December 31, 2008.

(8) Income Taxes

The provision for income taxes consists of the following amounts:

	2008	2007
Current:		
Federal	$ 9,600	33,000
State	2,400	5,000
	$ 12,000	38,000

The provision for income taxes differs from the amount computed by applying the U.S. Federal income tax rate of 34% to income before provision for income taxes due to state income taxes, net of the federal benefit, and multiple tax brackets.

Deferred tax liabilities arise from timing differences of different depreciation methods for property and equipment. Deferred tax assets arising from unrealized losses on marketable securities have been offset totally by a valuation allowance.

(9) Leases

The Company began leasing office space from a company affiliated by common ownership during 2005, for which there is no formal rental arrangement. During 2008 and 2007, the Company paid rent each year totaling $40,190 to this company.

Total rental expense for 2008 and 2007 was $34,190, which is net of subleases which provided rental income of $12,600 in 2008 and 2007.

(10) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of cash and money market funds maintained with two brokerage firms ($836,231) and two banks ($4,138). Accounts receivable are described in note 2. The Company believes there is minimal credit risk relative to its cash investments and accounts receivable.

(11) Benefit Plan

The Company has adopted a SIMPLE IRA Plan whereby employees who are expected to earn at least $5,000 in compensation for the calendar year are eligible to participate. Eligible employees may contribute a percentage of their compensation up to $10,500 per year. The Company matches each eligible employee's contribution, up to a limit of 3% of the employee's compensation. The Company's matching contribution for 2008 and 2007 was $19,573 and $18,471, respectively.

MID-ATLANTIC SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008 and 2007

	2008	2007
Net Capital		
Total stockholders' equity	$ 427,165	465,421
Add:		
Subordinated borrowings allowable in computation of net capital	-	-
Other allowable credits - deferred income taxes payable	2,500	2,500
Total capital and other allowable credits	429,665	467,921
Deduct non-allowable assets:		
Receivable from non-customers	32,136	32,977
Furniture and equipment, net	12,073	9,609
	44,209	42,586
Net capital before haircuts on securities positions	385,456	425,335
Haircuts on securities:		
Investment securities - exempted	16,255	9,785
Investment securities - other	1,131	2,371
	17,386	12,156
Net capital	$ 368,070	413,179
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable to non-customers	4,000	6,340
Accrued commissions and other payables	563,051	725,720
Total aggregate indebtedness	$ 567,051	732,060

(Continued)

MID-ATLANTIC SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission, Continued

December 31, 2008 and 2007

	2008	2007
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)(A)	$ 37,800	48,800
Minimum dollar net capital requirement of reporting broker (B)	$ 50,000	250,000
Net capital requirement-greater of (A) or (B)	$ 50,000	250,000
Excess net capital	$ 318,070	163,179
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 311,365	339,973
Ratio of aggregate indebtedness to net capital	1.54 to 1	1.77 to 1
Reconciliation with Company's Computation		
Net capital, as reported in Company's FOCUS report (unaudited)	$ 337,209	427,813
Audit adjustments primarily related to accrued commissions	30,861	(14,634)
Net capital per above	$ 368,070	413,179

MID-ATLANTIC SECURITIES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008 and 2007

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report on Internal Control
Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
Mid-Atlantic Securities, Inc.:

In planning and performing our audit of the consolidated financial statements of Mid-Atlantic Securities, Inc. and subsidiary (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United State of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the consolidated financial statements of Mid-Atlantic Securities, Inc. and subsidiary as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 23, 2009.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 23, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID-ATLANTIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 BARRETT DRIVE; STE 100
(No. and Street)

RALEIGH (City) NC (State) 27609 (Zip Code)

SEC Mail Processing Section

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FEB 27 2009

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

Washington, DC 103

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATCHELOR, TILLERY & ROBERTS, LLP
(Name – *if individual, state last, first, middle name*)

3605 GLENWOOD AVE; STE 350, RALEIGH NC 27612
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JAMES B. GLOVER JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MID-ATLANTIC SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public

TONY BRITT STEPHENSON
Notary Public, North Carolina
Wake County
My Commission Expires
June 01, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*